

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 22, 2012

Via E-mail
Mr. Wayne Harding
Chief Financial Officer
Two Rivers Water Company
2000 South Colorado Boulevard, Annex Ste. 420
Denver, Colorado  80222

> **Re:     Two Rivers Water Company**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed March 8, 2012**
> **File No. 0-51139**

Dear Mr. Harding:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Business Summary, page 1

1.      You state, on page 2, that your current water rights produce a long-term historic average annual diversion of approximately 15,000 acre feet of water.  Please indicate the period for which this historic average was computed and tell us whether you expect it to be representative of annual averages based upon currently existing and anticipated future conditions.  Please also provide us with a comparable average measure for the most recent ten, five and three fiscal years.

Orlando Reservoir No. 2 Company, LLC ("Orlando"), page 12

2.      You state that the storage system allows the natural spring runoff to be captured and
        retimed for delivery to irrigate crops throughout the growing season.  Please explain
        whether all of the storage rights identified in Table 2 on page 8 are utilized in this
        manner.  That is, it appears that all storage rights (both yours and others) are exercised
        early in the season before crops are planted and that they are limited only with respect to
        their seniority in relation to the storage rights of others.  No consideration appears to be
        given to the direct flow rights of any party when determining your allocation of water for
        storage.  Please explain whether our understanding is correct.

3.      With regard to surface rights, please explain how and when you are able to determine that
        all senior direct diversion rights have been and/or will be assured of their full historic
        allotment and that you may exercise your own.  If changes in conditions occur during the
        growing season, please explain how you become aware that your diversion rights will be
        interrupted or reduced and by what quantity.

Risk Factors, page 14

4.      Refer to your discussion of the adequacy of your water supplies on page 18.  You state on
        page 64 that your Farms did not produce a 2011 crop because of the extensive drought in
        the area.  If true, please expand your narrative to also disclose this fact.

Management's Discussion and Analysis, page 30

Results of Operations, page 31

5.      We note that you have two primary reportable business segments, Farms and Water.
        Please expand MD&A to also provide a separate discussion of segment revenues and
        segment profitability.  Your current discussion appears to be based on consolidated
        revenues and income, rather than both consolidated and segmental data.  See Item 303(a)
        of Regulation S-K, whereby an inclusive discussion of your segment information would
        provide to investors a more in-depth understanding of your managed operating results.

6.      We note also from disclosure in Note 5 to the audited financial statements that you have a
        third line of business, Parent, in which you separately report as an operating segment.
        Please expand MD&A to provide a discussion of the nature of the revenues and
        profitability of this business line, as we note for fiscal year 2010, you reported amounts
        of revenues and gross margin whereas no such amounts were recognized in fiscal year
        2011.  Please explain why the water revenue and gross margin recognized in fiscal year
        2010 for Parent had not been allocated to the Water segment.  To the extent your Parent
        segment (i.e., which we assume to be your corporate function) is not considered a
        separate reportable operating segment pursuant to the definition of an operating segment

found in ASC Topic 280-10-50-1, please revise your disclosure to clarify that Parent is not a separate segment.

7.      Please discuss in MD&A and include disclosure in Note 5 to the audited financial statements, the measure used by management to assess segment profitability performance.  In this regard, please clearly identify the segment profit measure used by the chief operating decision maker.  It is unclear from your disclosures whether such measure is Gross Margin, Income (Loss) from continuing operations before or after taxes, or Net Income.  We refer you to ASC Topic 280-10-50-22 and paragraphs 27 through 29.

8.      Please expand the MD&A disclosure to further explain that segmental revenue for Farms and Water, as shown in Note 5 to the financial statements, differ and are not necessary the same as the revenue line items of Farms and Water on the consolidated statements of operations.  For example, we note that for fiscal year 2011, you report on the statements of operations, zero amounts of Farms and Water revenue, whereas, in the segmental note, you report Farms and Water revenue of $2,000 and $102,000, respectively.  Total operating expenses and total other income (expense) vary materially as well.  In this regard, we believe an investor should have a clear understanding of how you categorize your revenues for presentation on the face of the consolidated statements of operations as compared to the different amounts reported and disclosed for segment revenues.  Please include a discussion that explains this difference of categorizing your consolidated revenues, operating expenses and other items on the face of your financial statements from those in your presentation of segments.

Liquidity, page 32

9.      Please disclose whether or not you have any available lines or letters of credit, and if so, the amount available and outstanding borrowings as of the most recent balance sheet, including the significant terms, such as interest rate, maturity date, and debt covenants.

10.     See your discussion of investing activities for the 2011 fiscal year.  Please explain why the cost incurred to retire your common stock is not reflected as a financing activity.

Contractual Obligations, page 37

11.     As this table is aimed at increasing the transparency of cash flow, we believe that scheduled interest payments should also be included in the table.  To the extent that these payments are variable and/or unknown, you may use your judgment to determine whether or not to include estimates of future interest payments.  A footnote to the table should provide appropriate disclosure of the extent to which interest payments have been included.

Financial Statements

Consolidated Statements of Operations, page 58

12.     For greater clarity, please revise to present stock based compensation within the same line item as cash compensation paid to the same employees as contemplated by SAB Topic 14-F. We will not object if you also wish to disclose the amount of expense related to share based payment arrangements in a parenthetical note to the related income statement item. We assume the appropriate line item is General and administrative expense.

Note 1. Organization, page 62

Two Rivers Water Company, LLC ("TR Water") - our Water Business, page 64

13.     We note the disclosure that you engaged an independent appraiser to fair value the fiscal year 2010 and 2011 acquisitions of the Mutual Ditch Company and the Orlando, respectively, and that based on such independent valuation reports, you recorded the value of the acquired assets and liabilities. Please note that where you rely on the results of a third-party's valuation, that party should be identified in the filing and their consent is required to be filed under Exhibit 23 when your Form 10-K is incorporated by reference into a registration statement. See Rule 436 of Regulation C and Item 601(b) of Regulation S-K. Alternatively, you may delete all references to the third party or you can accept responsibility for such valuation while indicating that you considered the report of a third-party valuation firm. For additional guidance, please refer to Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, which can be found at http://www.sec.gov/divisions/corpfin/cfguidance.shtml, which would be applicable to the extent your Form 10-K was incorporated by reference into any registration statement. Please revise to clarify the nature and extent of the third party's involvement and management's reliance on the work of the third-party valuation firm. Please consider amending your December 31, 2011 Annual Report on Form 10-K in all places where reference to the third party appraisal has been disclosed or advise as to why you believe your disclosure complies with the requirements.

The Huerfano-Cucharas Irrigation Company ("Mutual Ditch Company"), page 65

14.     We note that this business combination was achieved in stages beginning in 2009. Please illustrate how your accounting methodology complied with ASC 805-10-25-10. Please use your original reported balances (before the appraisal) in your illustration.

15.     You state, in your Form 10-K for fiscal 2009, that the subsequent development of the acquired company began after you acquired a majority interest. Please tell us the actual date upon which you obtained control and the date upon which development activities began. In this regard, it appears that dam construction may have begun in fiscal 2009,

before a majority interest was obtained. Please explain the related balance as of December 31, 2009. We assume that the appraisal was conducted as of the date that control was obtained. Please confirm, or advise supplementally. In addition, please provide us with a copy of the valuation. We may have further comments upon review of your response.

Orlando Reservoir No. 2 Company, LLC ("Orlando"), page 65

16. We have reviewed your discussion of the Orlando acquisition, here and on page 69. We note that the acquisition consisted of a series of transactions beginning in January, 2011 and ending in September, 2011. Please explain, supplementally and in detail, how your accounting complies with ASC 805-10-25-10. Your response should include a discussion of your investment as of March 31, 2011, June 30, 2011 and September 30, 2011. As of each of these dates please tell us the percentage ownership interest you held, the dollar value of that investment and illustrate how the investment appears in your balance sheet and income statement for the quarter. In this regard, reference is made to page 5 of your Form 10-Q for March 31, 2011. Please explain your statement that you purchased Orlando on January 28, 2011. In contrast, your Form 10-Q for March 31, 2012 states that the acquisition occurred in February. Please advise as to the reasons for these discrepancies. We may have further comments upon review of your response.

17. You indicate that, promptly following the acquisition, you began a program for refurbishing the facilities. As of the end of each of the above referenced quarters, describe the status of the program and quantify any related expenditures that occurred during the quarter. Tell us the date upon which you first contacted and engaged the water research firm to conduct a valuation and indicate the date for which the valuation was performed. In this regard, you state that Orlando was independently appraised "following the purchase of Orlando and considering the refurbishment already underway." As you have recorded a gain from a bargain purchase, explain how your accounting methodology complies with ASC 805-10-30. Finally, please provide us with a copy of the valuation. We may have further comments upon review of your response.

Intangibles, page 70

18. You state that you will assess the value of water rights held once per year and that you will establish an allowance against them if the rights have become impaired. Please expand your disclosure to describe the methodology you will utilize in your assessment and to explain how you will measure and record any related impairment if appropriate. In this regard, you refer to the possible establishment of an allowance. Please expand your disclosure to clarify the fact that any related impairment loss that has been recorded cannot be reversed.

19. As a related matter, please also address your accounting policies with respect to the potential impairment of Land, Property and Equipment and Water Shares as well.

Consideration should be given to whether related disclosures should be provided under Critical Accounting Policies as well. We note that you currently present your accounting policy with respect to impairment of goodwill although no goodwill has yet been recorded.

Stock Based Compensation, page 71

20.    Reference is made to Footnote 6. We note the various references to issuances of common stock for consulting and other services, here and elsewhere throughout the filing. As ASC 718 does not provide guidance for nonemployee service transactions, it appears that your footnote should be expanded to also address share-based payment transactions with nonemployee providers. Consideration should be given to whether any such transactions were properly accounted for in accordance with ASC 505-50. Please revise or advise.

Note 3. Investments, page 74

Water Shares, page 74

21.    Please provide a discussion of the difference, if any, between the acquisition of water shares and those of water rights. Also, with respect to your disclosure that you engage a certified appraiser to determine the valuation of the acquired water assets, see our comment above on reliance of a third-party's valuation report.

Note 4. Notes Payable, page 75

22.    Refer to the final paragraph on page 75. You describe the purchase of water storage and flow from Orlando on January 28, 2011. The purchase price of $3.1 million consisted of a convertible seller financed note payable and a cash payment. You state that you also recorded a forgiveness of debt of $384,000. Explain how and why you recorded forgiveness of debt in this amount. We may have further comments upon review of your response.

23.    You state that you renegotiated the purchase of Orlando on July 2011. Please supplementally explain the events and circumstances that gave rise to this development. Illustrate how you calculated and recorded any resulting price difference in July. Identify the "acquisition date" and demonstrate that it complies with ASC 805-10-25-6 and 7. Finally, please tell us where the original and renegotiated purchase agreements have been filed as exhibits. Alternatively, please provide them supplementally.

24.    We note that the Series A convertible debt offering bears interest at 6% per annum and "one-third of the crop profit." We assume that you refer to any crop profit earned over the three year period of the note on crop grown by Two Rivers Farms F-1 LLC, only and that no such profit has been earned to date. Please expand your disclosures to clarify these terms or advise as to how our understanding is not correct. In addition, please

explain in the footnote exactly how "crop profit" is to be determined. That is, please clarify the nature of all costs that are to be deducted from revenue to arrive at this figure.

25.    Provide comparable disclosures for the Series B convertible debt offering. Explain whether or how "net-crop revenue of production of farm product" differs from "crop profit" for purposes of determining interest expense. Finally, you state that when the Series B convertible debt offering was issued and closed, the Company's stock was trading for less than the conversion price of $2.50 per share, so no beneficial interest was recognized. We assume that you considered the allocation of proceeds to the detachable warrants when arriving at your conclusion. Please advise. To facilitate our understanding of the transaction, please tell us the actual trading price of your shares when the debt offering was issued and closed.

Note 6. Equity Transactions, page 79

26.    With respect to the fiscal year 2011 common stock transactions, please provide us a schedule that reconciles each of these transactions to the respective amounts reflected in the statement of changes in stockholders' equity and statements of cash flows. In addition, please reconcile the statements of operations line item gain on extinguishment of notes payable in the amount of $196,000 with the amounts disclosed in Note 4 on notes payable extinguishment losses of $272,000 and gains of $84,000. In this regard, Note 4 appears to indicate you had a net loss on debt extinguishments of $188,000. Please advise or revise the disclosures.

Note 9. Commitments and Contingencies, page 85

27.    Please describe the water lease arrangement with the Pueblo Board of Water Works in expanded detail. Specifically, tell us the effectiveness date of the lease, quantify the lease term, and describe its renewal terms if applicable. Explain the purpose of the lease and describe your significant rights and obligations thereunder. We note that a $100,000 payment is required in April, 2012. Tell us whether or when additional payments may be required and how the amount of any such payments are to be determined.

Note 12. Subsequent Events, page 87

28.    You state that the bridge loan bears interest of 12% per annum and that the loan provides for a stock incentive of one share of the Company's stock for each $10 borrowed. Please explain when and how the stock incentive was issued, valued and accounted for.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Beverly A. Singleton at (202) 551-3328 or Margery Reich, Senior Review Accountant, at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

/s/ Lyn Shenk for

David R. Humphrey
Accounting Branch Chief